Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE EXCHANGE ACT OF 1934
Pattern Group Inc. (“us,” “our,” “we” or the “Company”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): our Series A common stock, $0.001 par value per share. The following description summarizes certain important terms of our capital stock and is intended as a summary only and therefore is not a complete description. This description is based upon, and is qualified by reference to, our amended and restated certificate of incorporation, our amended and restated bylaws and applicable provisions of the Delaware General Corporation Law (the “DGCL”). You should read our amended and restated certificate of incorporation and our amended and restated bylaws, which are incorporated by reference as Exhibit 3.1 and Exhibit 3.2, respectively, to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part, as well as the applicable portions of the DGCL, for the provisions that are important to you.
General
Our authorized capital stock consists of 2,200,000,000 shares of Series A common stock, $0.001 par value per share, 100,000,000 shares of Series B common stock, $0.001 par value per share, and 200,000,000 shares of undesignated preferred stock, $0.001 par value per share.
Our board of directors is authorized, without stockholder approval except as required by the corporate governance requirements of The Nasdaq Stock Market LLC, to issue additional shares of our capital stock.
Series A Common Stock and Series B Common Stock
We have two series of authorized common stock: Series A common stock and a series of Series B common stock. Other than as described below under the subsections titled “-Voting Rights” and “-Conversion”, the rights of our Series A and Series B common stock are identical.
Dividend Rights
Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine.
Voting Rights
Holders of our Series A common stock are entitled to one vote for each share, and holders of our Series B common stock are entitled to 20 votes per share, on all matters submitted to a vote of stockholders. The holders of our Series A common stock and Series B common stock generally vote together as a single class on all matters submitted to a vote of our stockholders, unless otherwise required by Delaware law or our amended and restated certificate of incorporation. If we were to seek to amend our amended and restated certificate of incorporation in a manner that alters or changes the powers, preferences or special rights of a series of a class of our capital stock in a manner that affected its holders adversely, but does not affect the entire class, Delaware law would require either holders of our Series A common stock or Series B common stock to vote separately as a single class to approve the proposed amendment.

We do not provide for cumulative voting for the election of directors in our amended and restated certificate of incorporation. Our amended and restated certificate of incorporation and amended and restated bylaws establish a classified board of directors that is divided into three classes with staggered three-year terms. Only the directors in one class are subject to election by a plurality of the votes cast at each annual meeting of our stockholders, with the directors in the other classes continuing for the remainder of their respective three-year terms.
Conversion
Each outstanding share of Series B common stock is convertible at any time at the option of the holder into one share of Series A common stock. In addition, each share of Series B common stock will convert automatically into one share of Series A common stock on the earliest to occur of: (i) any transfer, whether or not for value, except for certain permitted transfers described in our amended and restated certificate of incorporation, including transfers to either  David Wright or Melanie Alder (each, a “co-founder” and together, the “co-founders”) or trusts for the benefit of a holder of Series B common stock or persons other than the stockholder so long as such stockholder has sole dispositive power and exclusive voting control with respect to the shares of Series B common stock held by such trust; (ii) in the case of a stockholder who is a natural person, the death or incapacity of such stockholder, provided that in the case of the death or incapacity of a co-founder, the shares of Series B common stock held by such co-founder will not convert into Series A common stock for so long as the living co-founder retains voting control over such shares of Series B common stock; (iii) the date specified by affirmative vote of the holders of at least 66-2/3% of the outstanding shares of Series B common stock, voting as a single class, and (iv) a Founders Triggering Event. A “Founders Triggering Event” is the first to occur of either of (A) the first date upon which, for both co-founders, the aggregate number of shares of our capital stock and shares underlying any securities (including RSUs, options, or other convertible instruments) held by a co-founder and their permitted transferees represent less than 30% of the Series B common stock held by such co-founder and their permitted transferees as of immediately following the completion of our initial public offering; or (B) the occurrence of a Founders Separation Event for both co-founders. A “Founders Separation Event” means, with respect to a co-founder, (a) the first occurrence of both of (i) such co-founder is no longer actively involved in the business by providing services to us as an officer, employee, consultant or otherwise, and (ii) such co-founder is no longer a director as a result of such co-founder’s voluntary resignation from our board of directors or as a result of a written request or agreement by such co-founder not to be renominated as a director at a meeting of stockholders, or (b) the death or incapacity of such co-founder. Once converted into Series A common stock, the Series B common stock will not be reissued.
No Preemptive or Similar Rights
Our Series A common stock and Series B common stock are not entitled to preemptive rights and are not subject to conversion (except, with respect to the Series B common stock, as noted above), redemption or sinking fund provisions.
Right to Receive Liquidation Distributions
If we become subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our Series A common stock and Series B common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.
Preferred Stock
Our board of directors is authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more class, to establish from time to time the number of shares to be included in each class to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any class of preferred stock, but not below the number of shares of that class then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and might adversely affect the market price of our Series A common stock and the voting and other rights of the holders of our Series A common stock and Series B common stock.
Co-Founder Voting Agreement
Our co-founders have entered into a co-founder voting agreement in connection with our initial public offering. The co-founder voting agreement provides that Series B common stock held by the co-founders is subject to a voting proxy given by each co-founder and its affiliated entities (other than the co-founders’ affiliated family trusts) to the other co-founder, and an agreement by each co-founder to vote its shares (a) in favor of the election or re-election of each of the co-founders that have been duly nominated for election or re-election as members of our board of directors at each annual or special meeting of stockholders at which directors are to be elected, (b) against the removal of each co-founder at any annual meeting or special meeting of stockholders at which any co-founder is to be removed from our board of directors, and (c) at the written direction of the applicable co-founder proxy holder (as defined below) at any annual or special meeting of stockholders with respect to any other matters properly brought before such meeting for which their shares are entitled to vote. The applicable “co-founder proxy holder” shall be either Mr. Wright or Ms. Alder in alternative annual periods during which any applicable annual or special meeting is held. Nothing in the co-founder voting agreement requires either co-founder to serve as a director or stand for re-election.
The co-founder voting agreement may include future affiliated entities of the co-founders which may hold Series A common stock or Series B common stock in the future.
We are not a party to the co-founder voting agreement, and the co-founders can modify or terminate the co-founder voting agreement at any time.
Registration Rights
Certain holders of our Series A common stock are entitled to rights with respect to the registration of their shares under the Securities Act of 1933, as amended (the “Securities Act”). These registration rights are contained in the Amended and Restated Investors’ Rights Agreement, dated as of September 28, 2021 (the “Investors’ Rights Agreement”). We, along with certain holders of our Series A common stock, are parties to the Investors’ Rights Agreement. The registration rights set forth in the Investors’

Rights Agreement will expire five years following our initial public offering, or, with respect to any particular stockholder, when such stockholder is able to sell all of its shares pursuant to Rule 144 of the Securities Act. We will pay the registration expenses (other than underwriting discounts, selling commissions and stock transfer taxes) of the holders of the shares registered pursuant to the registrations described below, including the reasonable fees, not to exceed $100,000, of one counsel for the selling holders. In an underwritten offering, the underwriters have the right, subject to specified conditions, to limit the number of shares such holders may include.
Demand Registration Rights on Form S-1
Certain holders of our Series A common stock are entitled to certain demand registration rights. The holders of at least a majority of these shares outstanding may request that we register the offer and sale of their shares on a registration statement on Form S-1, so long as the request covers at least 40% of the shares registrable pursuant to the Investors’ Rights Agreement or such lesser percentage if the anticipated aggregate offering price, net of selling expenses, would exceed $10.0 million, subject to certain limitations. We are obligated to effect only two such registrations in the aggregate. If we determine that it would be materially detrimental to us and our stockholders to affect such a demand registration, we have the right to defer such registration, not more than twice in any 12-month period, for a period of not more than 60 days. Additionally, we will not be required to effect a demand registration on Form S-1 during the period beginning 60 days before our good faith estimate of the filing of, and ending on the date 180 days following the effectiveness of, a registration statement on Form S-1 relating to the public offering of our common stock. Additionally, we will not be required to effect a demand registration on Form S-1 if the requesting stockholders propose to dispose of shares of our Series A common stock that may be immediately registered pursuant to a demand registration on Form S-3 (as described in the subsection titled “-Demand Registration Rights on Form S-3” below).
Piggyback Registration Rights
If we propose to register the offer and sale of our common stock under the Securities Act, in connection with the public offering of such common stock, certain holders of our Series A common stock are entitled to certain “piggyback” registration rights allowing such holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (i) a registration relating to the sale or grant of securities to our employees or a subsidiary pursuant to any stock option, stock purchase, equity incentive or similar plan, (ii) a registration relating to a transaction under Rule 145 of the Securities Act; (iii) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of our Series A common stock; or (iv) a registration in which the only common stock being registered is common stock issuable upon the conversion of debt securities that are also being registered, the holders of these shares are entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration.
Demand Registration Rights on Form S-3
Certain holders of our Series A common stock are entitled to certain Form S-3 demand registration rights. The holders of at least 20% of these shares then outstanding may request that we register the offer and sale of their shares on a registration statement on Form S-3 if we are eligible to file a registration statement on Form S-3 so long as the request covers at least that number of shares with an anticipated aggregate offering price, net of selling expenses, of at least $3.0 million, subject to certain limitations. These stockholders may make an unlimited number of requests for registration on Form S-3; however, we will not be required to effect a registration on Form S-3 if we have effected one such registration in the 12-month period immediately preceding the date of such request. If we determine that it would be materially detrimental to our stockholders to effect such a registration, we have the right to defer such registration, not more than twice in any 12-month period, for a period of not more than 60 days. Additionally, we will not be required to effect a demand registration on Form S-3 during the period beginning 30 days before our good faith estimate of the filing of, and ending on the date 90 days following the effectiveness of, a registration statement on Form S-3 relating to the public offering of our common stock.
Anti-Takeover Provisions
Certain provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws, which are summarized below, may have the effect of delaying, deferring or discouraging another person from acquiring control of our company. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.
Delaware Law
We are governed by the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring or preventing a change in our control.
Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws
Our amended and restated certificate of incorporation and our amended and restated bylaws include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our board of directors or management team, including the following:
•Dual-Series Stock. Our amended and restated certificate of incorporation provides for a dual-series common stock structure, which provides our co-founders with significant influence over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or our assets.
•Board of Directors Vacancies. Our amended and restated certificate of incorporation authorizes our co-founders and our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors is permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent another party from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. These provisions will make it more difficult to change the composition of our board of directors and promote continuity of management.
•Classified Board. Our amended and restated certificate of incorporation and amended and restated bylaws provide that our board of directors is classified into three classes of directors. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors.
•Stockholder Action; Special Meeting of Stockholders. Our amended and restated certificate of incorporation provides that if our co-founders collectively own greater than 50% of the voting power of our outstanding capital stock, (i) our stockholders shall have the right to take action by written consent to the extent the written consent sets forth the action so taken and is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting; and (ii) a special meeting of our stockholders may be called by holders of at least 50% of the voting power of our outstanding capital stock. Once our co-founders no longer control 50% of the voting power of our capital stock, special meetings of our stockholders can be called only by our board of directors or the Chairman of our board of directors (prior to such time, special meetings of our stockholders shall be called by our board of directors, the Chairman of our board of directors or our Secretary at the request of our co-founders who hold more than 50% of the voting power of our outstanding capital stock).
•Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our amended and restated bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.
•No Cumulative Voting. The DGCL provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not provide for cumulative voting.
•Removal of Directors. Our amended and restated certificate of incorporation provides that if our co-founders collectively own greater than 50% of the voting power of our outstanding capital stock, a majority of our stockholders shall have the right to remove directors with or without cause.
•Issuance of Undesignated Preferred Stock. Our board of directors has the authority, without further action by the stockholders, to issue up to 200,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock enables our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means.

•Exclusive Forum. Our amended and restated bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for state law claims for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of, or a claim based on, a breach of a fiduciary duty owed by any of our current or former directors, officers and employees to us or our stockholders, (iii) any action asserting a claim against us, or any current or former director, officer or employee of ours, arising out of or pursuant to the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action asserting a claim governed by the internal affairs doctrine; provided, however, that this provision does not apply to any causes of action arising under the Securities Act or the Exchange Act, or to any claim for which the federal courts have exclusive jurisdiction. In addition, our amended and restated bylaws provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States will be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, the Exchange Act or the respective rules and regulations promulgated thereunder (the “Federal Forum Provision”). To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring any interest in our securities will be deemed to have notice of and to have consented to these forum provisions. These forum provisions may impose additional litigation costs on stockholders in pursuing any such claims, particularly if the stockholders do not reside in or near the State of Delaware. Additionally, the forum selection clause that is in our amended and restated bylaws may limit our stockholders’ ability to bring a claim in a judicial forum they find favorable for disputes with us or our directors, officers or employees, which may discourage such lawsuits against us and our directors, officers and employees even though an action, if successful, might benefit our stockholders. In addition, while the Delaware Supreme Court and other state courts have upheld the validity of the federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court, there is uncertainty as to whether other courts will enforce our Federal Forum Provision. If the Federal Forum Provision is found to be unenforceable in an action, we may incur additional costs associated with resolving such an action. The Federal Forum Provision may also impose additional litigation costs on stockholders who assert that the provision is not enforceable or invalid. The Court of Chancery of the State of Delaware and the federal district courts of the United States may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders.
•Conflicts of Interest. The DGCL permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our amended and restated certificate of incorporation, to the maximum extent permitted from time to time by the DGCL, renounces any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to Knox Lane LP or KSV Pattern, LLC or their respective affiliates or any of their respective directors, principals, members, officers, associated funds, employees, and/or other representatives, including any of the foregoing who serve as our directors who are not our employees, which we collectively refer to as Identified Persons. Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by law, neither Knox Lane LP nor KSV Pattern, LLC nor any of their respective affiliates or Identified Persons will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In addition, in the event that any Identified Person acquires knowledge of a potential transaction or other matter or business opportunity which may be a corporate opportunity for itself, herself or himself or for us or our affiliates, such person, to the fullest extent permitted by law, will have no fiduciary duty or other duty to communicate, present or offer such transaction or business opportunity to us or any of our affiliates and will not be liable to us, our stockholders or our affiliates for breach of any fiduciary duty or other duty as a stockholder, director or officer of our company solely by reason such person pursues or acquires such corporate opportunity for itself, herself or himself, offers or directs such corporate opportunity to another person, or does not present such corporate opportunity to us or our affiliates. Our amended and restated certificate of incorporation does not renounce our interest in any corporate opportunity that is expressly offered to any of our directors or officers in writing solely in his or her capacity as a director or officer of our company. No corporate opportunity will be deemed to be a potential corporate opportunity for us if it is a business opportunity our company is not financially or legally able or contractually permitted to undertake, or that is, from its nature, not in the line of our company’s business or is of no practical advantage to us or that is one in which our company has no interest or reasonable expectancy.
Transfer Agent and Registrar
The transfer agent and registrar for our Series A common stock and Series B common stock is Computershare Inc. The transfer agent’s address is 150 Royall St, Canton, MA 02021.
Listing
Our Series A common stock is listed on the Nasdaq Global Select Market under the symbol “PTRN”.